09046913

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	25 August 2009	No of sheets:	10

SUPPL

Current report 34/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides the unified text of the Statutes of the Company, as established by the Supervisory Board of the Company on 24 August 2009 based on the authorisation by the Ordinary General Meeting from 16 June 2009.

The Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin

I. GENERAL PROVISIONS

§1

1. The name of the Company shall be KGHM Polska Miedź Spółka Akcyjna.
2. The Company may use the abbreviation KGHM Polska Miedź S.A.

§2

The registered head office of the Company is the town of Lubin.

§3

1. The State Treasury is the founder of the Company.
2. The Company was formed as the result of the transformation of the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi on the basis of art. 5 of the law dated 13 July 1990 on the privatization of State-owned enterprises (Journal of Laws No. 51, item 298, with later amendments).

§4

1. The Company shall operate on the basis of the Commercial Partnerships and Companies Code and the law dated 30 August 1996 on commercialization and privatisation (unified text: Journal of Laws from 2002 No. 171 item 1397, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations.
2. In the absence of any provisions by the Statutes, the laws cited in section 1 apply.

§5

1. The Company shall operate in the Republic of Poland and abroad.
2. The Company may establish branches, plants, representative offices and other organizational entities, and also accede to and create new economic entities, both in Poland and abroad.

Exemption number: 82 4639

II. SUBJECT OF THE COMPANY'S ACTIVITY

§6

1. The following are the subject of the Company's activities::
1) Mining of other non-ferrous metals ore (07.29.Z),
2) Excavation of gravel and sand; excavation of clay and kaolin (08.12.Z),
3) Excavation of salt (08.93.Z),
4) Production of technical gases (20.11.Z),
5) Production of other primary inorganic chemicals (20.13.Z),
6) Production of precious metals (24.41.Z),
7) Production of lead, zinc and tin (24.43.Z)
8) Production of copper (24.44.Z),
9) Production of other non-ferrous metals (24.45.Z),
10) Casting of copper and copper alloys (24.54.A),
11) Casting of other non-ferrous metals, if not elsewhere classified (24.54.B),
12) Forging, pressing, stamping and roll forming of metal: powder metallurgy (25.50.Z),
13) Repair and conservation of machinery (33.12.Z),
14) Repair and conservation of electrical equipment (33.14.Z),
15) Installation of industrial machinery, equipment and fittings (33.20.Z),
16) Generation of electricity (35.11.Z),
17) Transmission of electricity (35.12.Z),
18) Distribution of electricity (35.13.Z),
19) Trade in electricity (35.14.Z),
20) Manufacture of gaseous fuels (35.21.Z),
21) Distribution of gaseous fuels through mains (35.22.Z),
22) Trade of gaseous fuels through mains (35.23.Z),
23) Generation and supply of steam, hot water and air for air conditioners (35.30.Z),
24) Collection, purification and distribution of water (36.00.Z),
25) Discharge and treatment of waste (37.00.Z),
26) Collection of non-hazardous waste (38.11.Z),
27) Collection of hazardous waste (38.12.Z),
28) Treatment and removal of non-hazardous waste (38.21.Z),
29) Treatment and purification of hazardous waste (38.22.Z),
30) Disassembly of used products (38.31.Z),
31) Recovery of raw materials from aggregate (38.32.Z),
32) Activities related to recultivation, and other service activities related to waste management (39.00.Z),
33) Installation of electrical equipment (43.21.Z),
34) Activities of agents selling fuels, ores, metals and industrial chemicals (46.12.Z),
35) Wholesale sales of metals and metal ores (46.72.Z),
36) Wholesale sales of chemical products (46.75.Z),
37) Wholesale sales of waste and scrap (46.77.Z),
38) Retail sales of automotive fuel at fueling stations (47.30.Z),
39) Retail sales through mailing houses or the Internet (47.91.Z),
40) Other retail sales apart from network stores, stalls and open-air markets (47.99.Z),
41) Ground transport of passengers, urband and non-urban (49.31.Z),
42) Warehousing and preservation of other goods (52.10.B),
43) Overnight tourist facilities and short-term quatering venues (55.20.Z),
44) Other gastronomic-related service activities (56.29.Z),
45) Cable-based telecom activities (61.10.Z),
46) Other telecom activities (61.90.Z),
47) Activities related to software (62.01.Z),
48) Activities related to managing IT equipment (62.03.Z),
49) Other services related to computers and information technology (62.09.Z),
50) Data processing; management of Internet sites (hosting) and related activities (63.11.Z),
51) Internet portal activities (63.12.Z),
52) Financial holding activities (64.20.Z),
53) Financial leasing (64.91.Z),
54) Other forms of granting credit (64.92.Z),
55) Other financial service activities, if not elsewhere classified, except for insurance and pension funds (64.99.Z),
56) Personal purchase and sale of real estate (68.10.Z),

57) Rental and management of personally-owned or leased real estate (68.20.Z),
58) Accounting; tax consulting (69.20.Z),
59) Head office and holding activities, except for financial holdings (70.10.Z),
60) Other business and management consulting (70.22.Z),
61) Engineering and related technical consulting (71.12.Z),
62) Scientific research and development work related to other natural and technical science (72.19.Z),
63) Rental and lease of office equipment and machinery, including computers (77.33.Z),
64) Rental and lease of other machinery, equipment and material goods, if not elsewhere classified (77.39.Z),
65) Security activities related to the servicing of security systems (80.20.Z),
66) Fire prevention (84.25.Z),
67) Other non-school forms of education, if not elsewhere classified (85.59.B),
68) Farming of other than perrenial plants (01.19.Z),
69) Farming of other perrenial plants (01.29.Z),
70) Forestry and related activities, excluding the harvesting of forest products (02.10.Z),
71) Collecting wood (02.20.Z),
72) Collecting wild forest products, excluding wood (02.30.Z),
73) Service activities related to forestry (02.40.Z).

2. The figures in brackets in section 1 refer to the Polish Classification of Services (Polska Klasyfikacja Działalności - PKD).

III. SHAREHOLDERS' FUNDS

§7

The founding fund and the enterprise fund of the enterprise referred to in §3 section 2 jointly formed the Company's shareholders' funds.

§8

1. The share capital amounts to PLN 2 000 000 000 (two billion PLN).
2. The share capital of the Company is divided into 200 000 000 (two hundred million) shares, series A with a nominal value of PLN 10 (ten) each, starting from No. A 000000001 to A 200000000.

§9

1. All Company shares are bearer shares.
2. The transformation of bearer shares into registered shares is not allowed.

§10

1. The shares of the Company may be redeemed with the permission of the shareholder through their purchase by the Company (voluntary redemption). Redemption may not be carried out more than once per financial year.
2. The Resolution of the General Meeting on the redemption of shares should describe in detail the legal basis for redemption, the amount of compensation to be paid to the shareholder for the redeemed shares or the justification for redeeming shares without compensation, and the way in which the share capital will be decreased.
3. The Resolution on the redemption of shares may be preceded by an agreement with the shareholder whose shares are to be redeemed. The agreement shall set forth the number of shares to be redeemed and the price for which the shares are to be purchased. The validity of the agreement shall depend on the passage of a resolution by the General Meeting.

IV. BODIES OF THE COMPANY

§11

The following are the bodies of the Company:
1. The Management Board of the Company;
2. The Supervisory Board; and
3. The General Meeting.

AW

A. MANAGEMENT BOARD OF THE COMPANY

§12

1. The Management Board of the Company shall be composed of 1 to 7 persons, appointed to a mutual term of office. The term of office of the Management Board shall be three consecutive years.
2. The number of members of the Management Board shall be determined by the Supervisory Board.
3. The Supervisory Board appoints and recalls the President of the Management Board, and at his request shall appoint and recall the remaining members of the Management Board, including those persons serving in the capacity of First Vice President and Vice Presidents of the Management Board, with due regard being given to section 5 and sections 7 to 12, concerning the appointment or recall of an employee-elected member of the Management Board.
4. *removed*
5. The members of the Management Board, including any such chosen by the employees, may be recalled by the Supervisory Board prior to the expiration of their term, which in no way shall interfere with their rights arising from their employment contract or other legal relationship relating to their functioning as a member of the Management Board. The recall of an employee-elected Member of the Management Board may occur following fulfillment of the conditions specified in sections 11-15. In the place of an employee-elected Member of the Management Board, a new Member of the Management Board shall be elected without unnecessary delay. An employee-elected Member of the Management Board, recalled prior to the expiration of their term, may not run for re-election.
6. The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the financial statements of the Company for the most recent full financial year in which they served as a member of the Management Board.
7. Elections for an employee-elected Member of the Management Board shall be ordered by a resolution of the Supervisory Board. Simultaneously, the Supervisory Board shall appoint an Electoral Committee among whose responsibilities is the carrying out of elections.
8. The employees of the Company shall announce their candidates for a Member of the Management Board to the Electoral Committee. Said candidacy should be announced and supported by 15% (fifteen percent) of all employees.
9. Elections for an employee-elected Member of the Management Board shall be carried out in general elections, through the direct participation of employees, in secret ballot.
10. Procedures for the carrying out of elections shall be defined by regulations established by the Supervisory Board.
11. Based upon a petition signed by at least 20% (twenty percent) of the employees of the Company, voting may be conducted for the recalling of an employee-elected member of the Management Board.
12. Voting for the recalling of an employee-elected member of the Management Board shall be ordered by the Supervisory Board.
13. Such voting as mentioned in section 12 shall be conducted in accordance with appropriate provisions of the Statutes and the regulation for elections of a member of the Management Board by the employees.
14. The result of elections of an employee-elected member of the Management Board, or the result of voting for their recalling, shall be binding upon the Supervisory Board, as long as in the said voting for either their appointment or recalling at least 50% of the Company's employees have participated.
15. The election and recall of a member of the Management Board chosen by the employees shall require an absolute majority of votes cast.

§13

1. The Management Board of the Company shall manage the Company and represent it in external affairs.
2. The work of the Management Board shall be organized by its President.
3. Any matters involving management of the Company not reserved by law or these Statutes for the General Meeting or the Supervisory Board shall be the responsibility of the Management Board.
4. The presence of at least two-thirds of the Management Board at a meeting shall be required in order for resolutions to be valid. Resolutions of the Management Board shall be adopted by an ordinary majority of votes of those present. In justified circumstances, voting shall be permitted

through written means, or through the use of long-distance means of direct communication. In the case of a tie, the President of the Management Board has the deciding vote.

5. The Bylaws of the Management Board shall determine the activities of the Management Board in detail. The Bylaws are adopted by the Management Board and approved by the Supervisory Board.
6. Sections 4 and 5 do not apply to a Management Board consisting of one member.
7. The consent of all the members of the Management Board is required to establish procuration, while procuration may be annulled by any member of the Management Board.

§14

1. Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations on behalf of the Company.
2. If the Management Board consists of one member, such member shall be authorised to submit declarations on behalf of the Company.

§15

1. In a contract between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting.
2. In a dispute between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting.

B. SUPERVISORY BOARD

§16

1. The Supervisory Board shall be composed of 7 to 10 persons. The term of office of the Supervisory Board shall last three years. In the case of elections to the Supervisory Board by group voting, the number of members of the Supervisory Board within the aforesaid limit will be set by the General Meeting.
2. The General Meeting shall appoint and recall members of the Supervisory Board for a mutual term of office.
3. The recalling, resignation or death of an employee-elected member of the Supervisory Board shall result in a supplementary election. Such election shall be ordered by the Supervisory Board within 3 weeks.
4. The particular procedure in which employee-elected members of the Supervisory Board are to be elected or recalled, shall be determined in an electoral bylaw adopted by the Supervisory Board.
5. At least two members of the Supervisory Board should be independent members, meeting the following criteria:
   1) does not work for the Company, its divisions, or with a related entity of the Company, either as an employee or in any other legal relationship,
   2) is not a member of the Supervisory Board or Management Board of an entity related to the Company,
   3) is not a partner or shareholder controlling 5% or more of the votes at the General Meeting of the Company or at the General Shareholders Meeting of a related entity,
   4) is not a member of the Supervisory Board or Management Board or an employee of an entity controlling 5% or more of the votes at the General Meeting of the Company or at the General Shareholders Meeting of a related entity,
   5) is not a direct family member related by blood in an ascending or descending line, a spouse, brother or sister, a parent of a spouse or an adoptee of any of the persons mentioned above in points 1-4.
6. An independent member of the Supervisory Board should meet the criteria for independence defined in sec. 5, throughout his entire tenure. Should the Supervisory Board or Management Board of the Company be informed that an independent member of the Supervisory Board of the Company has ceased during his tenure to meet the criteria for independence, and should this cause the Company to fail to meet the criteria of having at least two independent members, action should be taken to ensure that the said member of the Supervisory Board submit his/her early resignation or that said member is recalled.
7. Prior to being appointed to the Supervisory Board of the Company, a candidate for the position of independent member of the Supervisory Board is required to submit a declaration in writing that he/she meets the criteria for independence defined in sec. 5.

8. A Member of the Supervisory Board should present to the Management Board of the Company information respecting his connections, of an economic, family or other nature which could have an impact on his position, with a shareholder in the possession of shares representing at least 5 % of the number of votes at the General Meeting. This information shall be presented following appointment of the member of the Supervisory Board, as well as during his tenure, should any change to these circumstances occur.

§17

1. The Supervisory Board shall select from among its members a Chairman of the Supervisory Board, his deputy and, if necessary, a Secretary.
2. The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board and chair them. In case of the expiry of the mandate of the Chairman of the Supervisory Board, the said Chairman shall convene and open the following meeting and shall chair the meeting until a new Chairman is elected. If this is not possible, the above-mentioned responsibilities of the Chairman shall be fulfilled by the Deputy Chairman of the Supervisory Board until the election of a Chairman at the next meeting. Should it also not possible for meetings of the Supervisory Board to be convened and opened by the Deputy Chairman of the Supervisory Board, the Management Board shall extend invitations to all of the members of the Supervisory Board for a meeting of the Supervisory Board to be held under an altered composition, indicating the time and place of the meeting and the proposed agenda.
3. The Supervisory Board may recall the Chairman, his Deputy and the Secretary at any time.

§18

1. The Supervisory Board should meet when the situation warrants, but in any case no less than once a quarter.
2. The Chairman of the Supervisory Board or his deputy shall also be obliged to convene a meeting of the Supervisory Board on the written request of either the Management Board or of a member of the Supervisory Board.
   Meetings should take place within two weeks of the request containing the proposed agenda being received by the Chairman.

§19

1. All members of the Supervisory Board must be invited to participate in the meetings of the Supervisory Board in order for its resolutions to be valid.
2. The Supervisory Board shall adopt resolutions by an absolute majority of votes in the presence of at least one-half of the members of the Supervisory Board.
3. Members of the Supervisory Board may participate in the passage of resolutions by providing their vote in writing through another member of the Supervisory Board. However, voting on issues added to the agenda of a Supervisory Board meeting may not be done in writing.
4. The Supervisory Board may also pass resolutions in written form or through the use of long-distance means of direct communication. A resolution passed in this manner shall be valid if all members of the Supervisory Board were informed of the wording of the proposed resolution.
5. The passage of a resolution in the manner prescribed in sections 3 and 4 does not apply to the election of the chairman of the Supervisory Board and his deputy, the appointment, recall and suspension of members of the Management Board from their duties and the lifting of such suspension.
6. The Supervisory Board shall adopt bylaws specifying the manner in which it is to act, and which should be available to the public.

§20

1. The Supervisory Board shall be responsible for constant supervision of the activity of the Company.
2. In addition to matters provided for by these Statutes, the following in particular shall be the responsibility of the Supervisory Board:
   1) reviewing the unconsolidated and consolidated financial statements and the report of the Management Board on the activity of the Company and the Capital Group for the given financial year,
   2) reviewing the proposals of the Management Board with respect to the distribution of profits or coverage of losses,
   3) submitting to the General Meeting an annual written report on the results of the examinations of the documents referred to in points 1 and 2,

ΛΙΙΣ

4) submitting to the General Meeting annual requests for granting approval of the Management Board with respect to its activity,
5) examining and controlling the activity and financial condition of the Company, and submitting to the Ordinary General Meeting an annual, concise evaluation of the Company situation,
6) choosing an auditor to audit the statements referred to in point 1,
7) suspending from their duties for important reasons some or all of the members of the Management Board,
8) temporarily delegating a member or members of the Supervisory Board to carry out the duties of members of the Management Board who are unable to carry out their duties,
9) establishing the compensation of members of the Management Board, as well as the conditions of other agreements or contracts concluded with them,
10) approving the bylaws of the Management Board of the Company,
11) approving the Company's annual and long-term plans of activity,
12) stating its opinion on any request of the Management Board addressed to the General Meeting,
13) at the request of the Management Board, expressing its consent to
   a) the purchase and sale of real estate, of perpetual usufruct or of a stake in real estate (this does not require a resolution of the General Meeting),
   b) the granting of guarantees and loans to commercial entities in which the Company owns less than 1/3 of the voting rights at the General Meeting of such entities,
   c) establishing and acceding to commercial partnerships and companies,
   d) disposing of shares in subsidiaries of the Company,
   e) establishing branches, companies, representative offices and other organizational or economic entities abroad,
   f) obtaining or acquiring shares of another Company,
   g) the establishment and liquidation of foundations,
14) appointing and recalling members of the Management Board, with due regard being given to § 12 of the Statutes of the Company,
15) expressing an opinion on investments by the Company in tangible assets, which meet one of the following conditions:
   a) investments having a value of more than 10% of the budget for expenditures on investments in tangible assets of the Company for a given financial year,
   b) investments of more than 5% of the budget for expenditures on investments in tangible assets of the Company for a given financial year, if the investment does not meet the criteria for planned effectiveness in comparison to the accepted rate of return on equity in the Company.

§21

1. The members of the Supervisory Board shall exercise their rights and perform their duties personally.
2. The remuneration of the members of the Supervisory Board shall be determined by the General Meeting. Remuneration is paid on condition the member is present at the Supervisory Board meeting. Remuneration is payable if the Supervisory Board excuses the absence of the member.
3. The remuneration of Supervisory Board members temporarily assigned to carry out the duties of a member of the Management Board shall be determined by a resolution of the Supervisory Board.

C. GENERAL MEETING

§22

1. A General Meeting shall be ordinary or extraordinary.
2. An Ordinary General Meeting shall be convened within 6 months of the end of each financial year.
3. *removed*
4. *removed*
5. *removed*
6. The cancellation of a General Meeting whose agenda contains certain items which were included based on justified requests, or which was convened based on such a request, may only be carried out with the agreement of the requesting parties. In other cases, a General Meeting may be cancelled if its holding meets with significant difficulties due to force majeure or is clearly unjustified.

ΛW

7. The cancellation of a General Meeting should be carried out in the same manner as it is convened, insuring meanwhile the least negative effects for the Company and its shareholders, and no less than three weeks prior to the initially-scheduled date.
8. A change in the date of a General Meeting should be carried out in the same manner as it is convened, even if the proposed agenda remains unchanged.

§23

1. The General Meeting may adopt resolutions only on items included on the agenda, subject to any exceptions provided for by law.
2. The items on the agenda shall be determined by the Management Board, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/20 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. *removed*
5. Removal of an item from the agenda or failure to consider an issue placed on the agenda at the request of the shareholders requires the passage of a resolution of the General Meeting, following the earlier-expressed approval of all shareholders present who had put forward the said resolution, and supported by at least 75% of the votes cast at the General Meeting.

§24

General Meetings shall take place either at the Company's registered head office, in Warsaw or in Wrocław.

§25

1. Subject to any exceptions provided for by law, the General Meeting may adopt resolutions if at least 1/3 of the share capital is represented.
2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to one vote at the General Meeting.
3. *removed*

§26

1. Resolutions of the General Meeting shall be adopted by an ordinary majority of votes cast unless legal provisions or these Statutes provide otherwise.
2. In circumstances foreseen in art. 397 of the Commercial Partnerships and Companies Code, a resolution to dissolve the Company shall require a 3/4 majority of votes cast.

§27

1. Voting shall be open. Secret ballots shall be ordered for elections and on motions for the recall, suspension of duties, or lifting of such suspension, of members of the bodies of the Company or liquidators of the Company, or for calling them to account, as well as in personal matters. In addition, secret ballots shall be ruled at the request of at least one person of those present authorised to vote.
2. A resolution on a significant change in the scope of the Company's activity shall be adopted by open roll call voting and announced.

§28

1. The General Meeting shall be opened by the Chairman of the Supervisory Board or his deputy, after which a chairman shall be elected from among persons authorised to vote.
2. The General Meeting shall adopt a bylaw setting forth in detail the procedure in which meetings are to be conducted.
3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.
4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters.

§29

1. The following are the responsibilities of the General Meeting:

MW

1) examining and approving the report of the Management Board on the Company's activity and the financial statements, including the consolidated financial report of the Capital Group of the Company, for the prior financial year,
2) adopting resolutions on distribution of profits or coverage of losses,
3) acknowledging fulfillment of duties performed by members of the bodies of the Company,
4) changing the subject of the Company's activity,
5) amending the Company Statutes,
6) increasing or decreasing the share capital,
7) the manner and conditions for retiring shares,
8) merging, splitting and transforming the Company,
9) dissolving and liquidating the Company,
10) issuing convertible bonds or senior bonds,
11) consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
12) all decisions relating to claims for redress of damage suffered during the establishment of the Company, or from management or supervisory activities,
13) purchase of the Company's own shares, which are to be offered to employees or persons who were employed by the Company or by related companies for a period of at least three years,
14) establishing principles for the compensation of members of the Supervisory Board.

2. Apart from the matters referred to in section 1, resolutions of the General Meeting are required for matters specified in the Commercial Partnerships and Companies Code.
3. With the exception of the responsibilities referred to in section 1, point 3 and point 14, the General Meeting shall carry out the responsibilities referred to in point 1 at the request of the Management Board submitted together with the report or written opinion of the Supervisory Board. The opinion of the Management Board and Supervisory Board should be obtained regarding any request from shareholders in these matters. The absence of the opinion of the Management Board and Supervisory Board shall not prevent a matter from being examined.

§30

Provided appropriate legal provisions are complied with, the subject of the Company's activity may be changed without the obligation to retire shares in compliance with art. 417 §4 of the Commercial Partnerships and Companies Code.

V. BOOKS AND ACCOUNTS OF THE COMPANY

§31

The organisation of the Company's business shall be determined in an organizational bylaw adopted by the Management Board.

§32

1. The Company shall keep its accounts in accordance with legal provisions in force.
2. The financial year shall be the calendar year.

§33

1. The Company shall create the following capital and funds:
    1) share capital,
    2) reserve capital,
    3) revaluation reserve capital,
    4) other reserve capital,
    5) company social benefits fund,
    6) mine closure fund, and
    7) other special funds.
2. The Company may create and dissolve other special funds, at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting.
3. The Company may use part of the reserve capital in an amount exceeding the value of 1/3 of the share capital to cover shares in the increased share capital or for another purpose specified in a resolution of the General Meeting.

NW

§34

1. Within three months of the end of the financial year the Management Board shall prepare and submit to the Supervisory Board a report on the activity of the Company and the financial statements for the previous financial year.
2. The Supervisory Board is obligated to submit to the Ordinary General Meeting an annual, concise evaluation of the Company situation, which should be included in the Annual Report of the Company and made available to shareholders in sufficient time to enable them to review and evaluate these materials prior to the General Meeting.

§35

1. The General Meeting shall determine how the net profit is to be designated by a resolution.
2. The General Meeting shall make deductions from the profit to the reserve capital in an amount which is at least that required by law until the reserve capital amounts to at least one-third of the share capital.
3. The General Meeting may designate part of the profit for:
   1) other capital and funds or other purposes specified in a resolution of the General Meeting, and
   2) a shareholders' dividend.
4. The rights date for dividends and the date for payment of dividends shall be set by the General Meeting and announced by the Management Board of the Company. Payment of dividends should commence within two months of the date the resolution on distribution of profits is adopted.

VI. FINAL PROVISIONS

§36

The Company shall place its announcements on the Company's website as well as in publications required by law.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

Legal basis: § 38 sec. 1 point 2 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

I WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

ΛΛΛ

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	25 August 2009	*No of sheets:*	2

Current report 35/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides information on Member of the Management Board appointed by the Supervisory Board of the Company on 24 August 2009:

Ryszard Janeczek
Vice President of the Management Board of KGHM Polska Miedź S.A.

Education and professional qualifications:

1971-1975	Wrocław University, Department of Law and Administration, Master's Degree in Law;
1975-1977	Judge's training period
1991-1992	French Institute of Management;
1993-1994	Polish-American School of Management, conducted by Portland State University.

Positions held and professional career:

2008-2009	Przedsiębiorstwo Budowy Kopalń PeBeKa SA - President of the Management Board;
2006-2008	KGHM Metraco SA – President of the Management Board;
2000-2006	Walcownia Metali Nieżelaznych Sp. z o.o. – President of the Management Board;
1995-2000	KGHM Metale SA – Director of the Organisational-Legal Department, Director of the Department of Equity Investments;
1990-1995	Przedsiębiorstwo Budowy Kopalń Sp. z o.o. – Director, next President of the Management Board;
1979-1990	legal advisor, providing legal services to commercial entities, construction and mining;
1977-1979	Centrala Materiałów Budowlanych (Construction Materials Center) – Head of Organisational Section;
1975-1977	Regional Court in Legnica – judge trainee.

In the past a Member of the Supervisory Board of companies such as: Famaba SA, Metraco SA, Mercus Sp. z o.o., Hutmen SA, Centrokabel Sp. z o.o.

MW

Exemption number: 82 4639

He is not engaged in any activities outside of KGHM Polska Miedź S.A.
He does not participate in a competitive company as a partner in a civil or other type of company, or as a member of a body of a capital company, and does not participate in any other competitive legal entity as a member of its body

He is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court Register law.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

I WICEPREZES ZARZĄDU
Maciej Tybura
DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED
2009 SEP 10 A 11:00
CORPORATE FINANCE

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	24 August 2009	*No of sheets:*	2

Current report 32/2009

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of KGHM Polska Miedź S.A. at its meeting on 24 August 2009 approved the Adjusted Budget for 2009, prepared based on the financial results of the Company achieved in the first half of 2009 and verified assumptions in the following: macroeconomics conditions, production, capital expenditures, equity investments and hedging.

The adjusted Budget for 2009 assumes the achievement in 2009 of revenues from sales in the amount of PLN 9 662 million and profit for the period at the level of PLN 1 950 million, meaning an increase in the projected amounts by 7% and 2% respectively (and not exceeding 10% of the significance criterion) with reference to the Projection published in the current report on 14 May 2009.

Following are details of the projected assumptions:

	Unit	Projection 2009*	Adjusted Budget 2009**	Change Projection 2009 = 100
Sales	**million PLN**	**9 065**	**9 662**	**106.6**
Profit for the period	**million PLN**	**1 906**	**1 950**	**102.3**
Electrolytic copper production	'000 t	496.0	500.9	101.0
- of which from external copper-bearing materials	'000 t	81.0	87.3	107.8
Silver production	t	1 159	1 203	103.8
Total unit cost of electrolytic copper production	PLN/t	10 659	11 160	104.7
Average annual copper price	USD/t	3 800	4 500	118.4
	PLN/t	12 350	13 950	113.0
Average annual silver price	USD/troz	12.60	13.00	103.2
USD/PLN exchange rate	USD/PLN	3.25	3.10	95.4
Capital expenditures	million PLN	1 235	1 235	100.0
Equity investments	million PLN	939	369	39.3

* *Adjusted projection published in a current report dated 14 May 2009*
** *Adjusted Budget approved on 24 August 2009*

The slight increase in the projected result despite an improvement in the assumed copper price and increase in the copper and silver production mainly results from:
- a lower exchange rate than that assumed in the Projection,
- higher costs by type, mainly due to a higher price and volume of external copper-bearing materials, and
- limitation of the positive effects of hedging transactions resulting from an increase in the copper price.

Exemption number: 82 4639

The decrease in equity investments results from resignation from the assumed purchase of a foreign mining entity due to the increase in the valuation of mining companies and to the payment of a dividend from 2008 profit.

The most significant factors impacting the results of the Company are: metals prices, the exchange rate and electrolytic copper production costs. In connection with the continuation of the high volatility in copper prices and in the USD/PLN exchange rate, the Company will evaluate on a regular basis the realisation of the Adjusted Budget assumptions and will assess the possibility of realisation of the published Adjusted Budget after the Management Board reviews the results of the 3rd quarter 2009.

Legal basis: art. 56 sec. 5 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Maciej Tybura

The report is available on the website of the Company: www.kghm.pl

1115

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2009 SEP 10 A 11: 09

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	24 August 2009	No of sheets:	1

Current report 33/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 24 August 2009 the Supervisory Board of the Company resolved that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members, and appointed Ryszard Janeczek to the Management Board - granting him the function of Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.
Simultaneously, the Supervisory Board granted Maciej Tybura, until now a Vice President of the Management Board, the function of I Vice President of the Management Board of KGHM Polska Miedź S.A.

Currently the composition of the Management Board of KGHM Polska Miedź S.A. is as follows:

Herbert Wirth - President of the Management Board of KGHM Polska Miedź S.A.
Maciej Tybura - I Vice President of the Management Board of KGHM Polska Miedź S.A.
Ryszard Janeczek - Vice President of the Management Board of KGHM Polska Miedź S.A.

The Company will provide information on the newly-appointed Member of the Management Board, as required by the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state, at a later date in the form of an individual current report.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

MJ

KGHM POLSKA MIEDŹ S.A.

Exemption number 82 4639

RECEIVED
2009 SEP 10 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Lubin, 1 September 2009
NI/ 53 /2009

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Database verification

Dear Sir/Madam,
Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Leszek Mierzwa
Executive Director for Equity Supervision and Investor Relations
Tel: +48 76 7478 130
Fax: +48 76 7478 139

Management Board:

President of the Management Board:
Mr. Herbert Wirth
tel: +48 76 7478 301
fax: +48 76 7478 505

Vice Presidents of the Management Board:
Mr. Maciej Tybura
Mr. Ryszard Janeczek

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

Sincerely,

I WICEPREZES ZARZĄDU
Maciej Tybura

WICEPREZES ZARZĄDU
Ryszard Janeczek